Exhibit 99.1

Gauzy Receives Outstanding Supplier Award for Its Smart-Vision® Advanced Driver Assistance System (ADAS) From World’s Largest Commercial Bus Manufacturer, Yutong

Gauzy selected for its excellent performance in delivery and support of its Smart-Vision® Camera Monitor System (CMS) in the third quarter of 2024

Gauzy’s innovative safety system installed on more than 25 different models and configurations of Yutong buses throughout the United Kingdom, Europe, North America, Australia and the Middle East

TEL AVIV, Israel and NEW YORK – December 17, 2024 – Gauzy (NASDAQ: GAUZ), a leading provider of light and vision control technology, is thrilled to announce that its excellent performance in delivery and support of its Smart-Vision® Camera Monitor System (CMS) in the third quarter of 2024 earned it the Outstanding Supplier Award from Yutong, the world’s largest manufacturer of commercial buses. During the same quarter this award was received, Gauzy’s business with Yutong increased by 250% year-over-year. The combination of the award and growth in orders from Yutong solidifies Gauzy as the supplier of choice for advanced driver assistance systems (ADAS) technology in commercial buses.

Eyal Peso, CEO of Gauzy, stated, “It’s an honor to be chosen by Yutong, one of the world’s most innovative and prestigious companies in commercial buses, as the recipient of its Outstanding Supplier Award. We are unwavering in our commitment to excellence and client service, and are appreciative that Yutong has recognized our efforts in this regard. We will continue to uphold these high standards as we continue to expand our business together.”

Gauzy is the dominant provider of ADAS for Yutong, with its system having already replaced rear-, front- and side-view mirrors on more than 25 different models and configurations of Yutong buses throughout the United Kingdom, Europe, North America, Australia and the Middle East. Gauzy and Yutong have been working together to improve road safety in some of the most active cities throughout these geographic regions by replacing mirrors on Yutong’s single and double-decker bus configurations with Gauzy’s Smart-Vision® CMS.

The Smart-Vision® system’s network of high-definition cameras and interior displays significantly improves visibility for drivers by eliminating blind spots, which can reduce the overall costs related to bus accidents by approximately 40%, according to a study conducted by Geneva Public Transport. Moreover, the system helps generate added cost and fuel savings for Yutong by making the buses more aerodynamic and lowering costs associated with replacement of traditional mirrors damaged by obstructions. These benefits collectively contribute to a safer experience for drivers, passengers and pedestrians and increase vehicle availability.

Peso continued, “Receiving Yutong’s Outstanding Supplier Award for our performance is a testament to the quality of our products, strength of our technology and relentlessness of our employees to go above and beyond for our customers. We are very proud of our strong and growing partnership with Yutong, and believe that this Award offers a strong endorsement of Gauzy that can help generate added interest in our vision control solutions from other leading mobility brands.”

Gauzy serves as the exclusive supplier of ADAS for all buses that Yutong imports to the European Union equipped with this technology.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

For Gauzy

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com